B. Craig Owens Senior Vice President — Chief Financial Officer and Chief Administrative Officer	Campbell Soup Company One Campbell Place Camden, NJ 08103-1799 856-342-5270 856-342-3965 Fax craig_owens@campbellsoup.com
January 19, 2011
Mr. Mark Shannon
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Re:	Campbell Soup Company Form 10-K for the Fiscal Year Ended August 1, 2010 Filed September 29, 2010 Form 10-Q for the Fiscal Quarter Ended October 31, 2010 Filed December 9, 2010 File No. 1-3822
Dear Mr. Shannon:
This letter is submitted on behalf of Campbell Soup Company (“Campbell” or the “company”) in response to your letter dated January 4, 2011 (the “Comment Letter”), regarding the Form 10-K for the Fiscal Year ended August 1, 2010 (the “Form 10-K”) and the Form 10-Q for the Fiscal Quarter ended October 31, 2010 (the “Form 10-Q”).
We have reviewed your comments carefully and set forth our responses below. For ease of reference, the text of each numbered comment is reproduced in italics immediately preceding our corresponding response.
Form 10-K for the Fiscal Year Ended August 1, 2010
General
1.	If you intend to provide revised disclosure in a future filing to clarify an issue raised in a comment, please describe your course of action and the proposed revision as part of your response.

This is noted in our responses where relevant.

Mr. Mark Shannon
U.S. Securities and Exchange Commission
January 19, 2011
Item 7: Management’s Discussion and Analysis of Results of Operations and Financial Condition Overview, page 12
Sales, page 17
2.	We note the following from your disclosures in this document and other filings:
•	There was a decrease in sales in Germany for both fiscal 2010 and 2009, and, in 2009, there was a related $67 million impairment of German and Nordic Region trademarks that was attributable to deterioration in market conditions and an increase in the weighted average cost of capital.

•	Sales of Campbell’s condensed soups declined 2% during fiscal 2010, comprised of declines in the 1st, 3rd, and 4th quarters of 2010.
Please clarify how you have considered whether such items represent trends or uncertainties requiring additional analysis and disclosure pursuant to Item 303(a)(ii) of Regulation S-K. Additional guidance may be found in Section III.B. of Exchange Act Release No. 34-26831.

We carefully considered the requirements of Item 303 of Regulation S-K and related interpretations in preparing the Form 10-K’s Management’s Discussion and Analysis of Results of Operations and Financial Condition. As noted in the Staff’s Comment above, the 2009 German and Nordic region impairment charge resulted from reduced expectations for discounted cash flows due both to deterioration in market conditions and to an increase in the weighted average cost of capital. Approximately half of the impairment charge was due to the increase in the weighted average cost of capital, and the remaining half was attributable to deteriorating market conditions. These deteriorating market conditions, along with reduced promotional activity with our largest German customer, contributed to the 2009 and 2010 sales decreases. When analyzing these sales decreases, we noted the declines occurred during a period in which the German economy experienced a significant business downturn. At the time of the filing of the 2010 Form 10-K, we had plans in place to grow sales in the German business. We also noted that, although the 2009 and 2010 German sales declines were disclosed in the International Soup, Sauces and Beverages reporting segment’s results, these declines were not material to the company in total.

Condensed soup sales declined 2% in 2010, also adversely affected by the significant recent economic downturn. However, condensed soup sales increased in each fiscal year from 2005 to 2009 and at the time of filing the 2010 Form 10-K, we had plans in place designed to grow condensed soup sales in 2011. As described on pages 12 and 13, in 2011, the company re-launched condensed soups with a contemporary packaging design and also upgraded the gravity-fed shelving system in stores. In addition, a unified advertising campaign launched in 2011 which focused on the taste and nutritional attributes of the company’s Campbell‘s-branded U.S. soup, was designed to benefit the entire portfolio.

Based on these factors, we concluded that the sales declines in Germany and condensed soups did not represent trends or uncertainties that were reasonably likely to have a material effect on the company’s financial condition or results of operations.

Mr. Mark Shannon
U.S. Securities and Exchange Commission
January 19, 2011
Significant Accounting Estimates, page 29
3.	We note you often appear to attribute changes in your revenues to promotional spending. Please tell us how you have considered providing enhanced quantitative and qualitative discussion of how accurate your performance and redemption estimates have been in the past and how such estimates have changed in the past. Refer to Section V. of SEC Release No. 33-8350 for further guidance.

To drive volume, the company offers various promotional programs to customers and consumers, which are classified as reductions of revenue. The company also invests in advertising and other marketing activities, which are classified as marketing and selling expenses. The mix between promotional programs to customers and consumers (reductions in revenue) and advertising or other marketing activities (marketing and selling expenses) fluctuates between periods based on the company’s overall marketing plans, and such fluctuations have an impact on revenues. Our analysis of the percent change in net sales by reportable segments and total company on page 18 of the Form 10-K includes the impact of increases/decreases in promotional programs. We believe this quantification is helpful to give the reader an understanding of our business. The fluctuations in promotional spending from period to period disclosed on page 18 are due to changes in marketing tactics rather than changes in estimates on the level of redemption/performance.

Promotional programs offered to customers and consumers are recorded as reductions to revenue using estimates based primarily on historical data. The total liability for trade and consumer promotional programs was $129 million as of August 1, 2010 and $112 million as of August 2, 2009, as disclosed on page 70. Typically, the programs offered are of very short duration. Historically, the difference between actual experience compared to estimated redemptions and performance has not been significant. On a full year basis, the differences between estimated expense and actual results have typically represented not more than .2% of net sales. Therefore, we do not believe additional information is necessary in the disclosure. Should we experience changes in estimates that do have a significant impact on the financial statements, we will address additional disclosures in future filings.
Item 8: Financial Statements, page 34
Note 1: Summary of Significant Accounting Policies, page 38
Revenue Recognition, page 38
4.	As part of your first quarter 2011 earnings call, Douglas R. Conant, President and CEO of Campbell Soup Company, stated that you “manage many of the retailers’ inventory levels.” Please clarify for us how you manage your retailers’ inventory levels, any unique terms associated with these arrangements, any latitude you have with regards to initiating shipments, and any related revenue recognition consideration.

In our U.S. Soup, Sauces and Beverages business, we offer voluntary continuous replenishment programs (CRP) to our customers, aimed at reducing inventories at customer locations, improving service levels and generally increasing efficiency in the product supply chain. These voluntary programs have been common in the consumer products industry for many years. All customers participating in our program determine the levels of inventory they

Mr. Mark Shannon
U.S. Securities and Exchange Commission
January 19, 2011
maintain. Typically, the customer transmits to the company daily or weekly electronic data on inventory, shipments to stores, and orders by warehouse. This provides the company with visibility into inventory levels at these customers. Under the majority of these CRP arrangements, the customers retain all ordering and service level responsibility. The customers set targets, monitor their inventory levels and place orders accordingly. For a limited percentage of our customers, the customers set target inventory levels at their locations and the company monitors those levels from data provided by the customer and processes orders to meet the pre-approved customer target levels, thereby allowing for replenishment of the customer’s inventory. The company also monitors orders to maximize supply chain efficiencies such as a customer’s eligibility for full pallet pricing. Our continuous replenishment programs do not contain unique sales terms and do not allow for latitude by the company in initiating shipments, and therefore do not result in unusual revenue recognition considerations.
Goodwill and Intangible Assets, page 38
5.	We note that goodwill impairment testing first requires a comparison of the fair value of each reporting unit to the carrying value. It is unclear, however, whether any of your segments constitutes a reporting unit, or whether you have reporting units below the segment level. Accordingly, please address the following:
•	If any of your operating segments have been deemed to be a reporting unit, briefly explain the basis for your conclusion. “An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component,” under ASC 350-20-35.

•	If you have aggregated components of an operating segment into a reporting unit, as prescribed by ASC 350-20-35-35, identify for us the components and briefly explain how you have determined that they have similar economic characteristics.

•	If none of your operating segments contain any components that are reporting units, as defined in ASC 350-20-35-34, briefly explain the basis for this result.
Our goodwill impairment testing is performed by comparing the fair value of each of our reporting units to the carrying value. We have eight reporting units, which also represent operating segments. In accordance with ASC 350-20-35 and ASC 280, our reporting units are determined based on our organizational structure, considering the level at which discrete financial information for businesses is available and is being regularly reviewed by our segment management. Based on this guidance, we have determined that each of our operating segments is comprised of a single component and is therefore deemed to be a reporting unit (i.e., none of the operating segments contain components that are reporting units).
Note 5: Goodwill and Intangible Assets, page 42
6.	In light of the deterioration in market conditions and an increase in the weighted average cost of capital which resulted in an impairment of certain trademarks, please tell us how you determined that the remaining indefinite useful life trademarks impacted by these or similar conditions continue to have indefinite useful lives. Your response should address your consideration of both ASC 350-30-35-16 and 350-30-35-4.

Mr. Mark Shannon
U.S. Securities and Exchange Commission
January 19, 2011
We have a portfolio of indefinite-lived trademarks, the vast majority of which are associated with brands that are either the market-share leader or the second-leading brand in their markets and have been in the marketplace for several decades. Trademarks representing approximately 90% of the carrying value as of August 1, 2010 have been in existence since prior to 1965.

We review the useful life and carrying amount of the trademarks at least annually, or when certain triggering events occur. Consistent with the guidance in ASC 350-30-35-16 and 350-30-35-4, we evaluate the useful life of each of our trademarks using the factors set out below:
•	The expected use of the asset by the company;

•	Legal, regulatory, or contractual provisions that would limit the useful life or enable renewal or extension of the asset’s legal or contractual life without substantial cost;

•	The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels); and

•	The level of maintenance expenditures required to obtain the expected future economic benefits from the asset.
Although the expected cash flow may vary from year to year, we continue to expect that each of our remaining indefinite-lived trademarks will generate cash flows over an indefinite period. We reviewed future business plans and other analyses that indicated that these trademarks were expected to generate cash flows beyond the foreseeable horizon. We do not have any plans to discontinue the trademarks or re-brand any items, and therefore diminish the value.

Based on the analysis we performed for the year ended August 1, 2010, we concluded that all of the remaining trademarks designated as indefinite-lived trademarks continue to have indefinite useful lives.
Note 6: Business and Geographic Segment Information, page 43
7.	We note your disclosure on page 13 indicating that your product portfolio consists of healthy beverages, baked snacks, and simple meals, which includes meal makers, such as broths, sauces, and cooking soups, and meals, such as condensed and ready-to-eat soups. Please tell us how you have considered providing the entity-wide product disclosures described in ASC 280-10-50-40.

The discussion of categories on page 13 is designed to provide the reader with a view of the categories in which we compete from the external perspective of the consumer. Viewed in this manner, the delineation of an item in one or more of these external/consumer categories — healthy beverages, baked snacks, simple meals (as either a meal or a meal maker) — depends on the consumer usage occasion. For example, some condensed soups, such as tomato soup,

Mr. Mark Shannon
U.S. Securities and Exchange Commission
January 19, 2011
can be used as an ingredient in a larger meal (i.e., a meal maker) or can be eaten as a meal by itself.

Our business is primarily managed based on differences in products, which are categorized in two groups as follows: (i) soup, sauces and beverages products, which are primarily produced in the same plants using thermal technology, share similar ingredients and share similar economic characteristics, and (ii) baked products. Our soup, sauces and beverages business is managed and reported by geography between the U.S. and International. The North America Foodservice business, which predominantly consists of soup, sauces and beverages products sold through foodservice channels, is reported separately from the retail segment. Our baked retail products are reported in the Baking and Snacking segment.

Therefore, since we are primarily managed and report based on products that are similar in nature, we do not believe that additional enterprise-wide disclosure is required.
Note 17: Stock-Based Compensation, page 66
8.	For the TSR performance restricted stock/units estimated at the grant date using a Monte Carlo Simulation, please provide the significant assumption disclosures required by ASC 718-10-50-2(f).

Assumptions used in the Monte Carlo simulation are as follows:

	2011	2010	2009
Risk-free Interest Rate	0.59%	1.27%	2.06%
Expected Dividend Yield	3.00%	3.06%	2.46%
Expected Volatility	23.71%	24.83%	18.57%
Expected Term	3 yrs.	3 yrs.	3 yrs.
We will include the assumptions in future filings. We will include the assumptions for 2011 and 2010 in the company’s Form 10-Q for the period ending January 30, 2011.
Item 15: Exhibits and Financial Statement Schedules, page 78
9.	Please provide to us and in future filings the Schedule II: Valuation and Qualifying Account Schedule for the allowances related to accounts receivable, as required by Rule 5-04 of Regulation S-X. If more than one type of accounts receivable allowance exists, consider providing separate presentation of the different types.

The total accounts receivable allowances were as follows: (in millions)

	2010	2009	2008
Cash discounts	$5	$5	$5
Bad debt reserve	4	3	5
Return reserve	8	11	11

Total	$17	$19	$21

Mr. Mark Shannon
U.S. Securities and Exchange Commission
January 19, 2011
The total allowances set forth above represent approximately 4% of customer accounts receivable. Since we do not view these items as significant, the schedule was not included in the Form 10-K. In making this determination, we considered Rule 4-02 of Regulation S-X, which indicates that non-material items need not be separately set forth.
Form 10-Q for Fiscal Quarter Ended October 31, 2010
Sales, page 16
10.	We note here and in prior filings that you attribute increased promotional spending to both increases in sales and decreases in sales when you do not realize anticipated volume gains. Please tell us how you considered providing discussion and analysis of (i) the specific reasons it is necessary to increase or decrease promotional spending, and (ii) the specific reasons promotional spending did not deliver anticipated gains, when applicable.

As a consumer products company, the company makes judgments regarding the appropriate level of promotional activity in the context of a comprehensive business plan. These plans include consideration of new product introductions, list pricing actions, and advertising messages and expenditures, in addition to planned promotional activities. Planned promotional activities and related spending levels are influenced by anticipated competitive activity, cost inflation, price differentials to substitutable products, general economic conditions impacting consumer behavior and the anticipated volume impact of the promotional programs.

In our disclosures, we quantify the revenue impact of changes in promotional spending, which, similar to a pricing action, will reduce revenue when promotional spending is increased and increase revenue when promotional spending is reduced. We utilize historical data to estimate the volume impact of these promotional programs. When appropriate, such as in the quarter ended October 31, 2010, we disclose that the promotional programs did not yield the anticipated volume impact. The actual volume impact of these programs may be impacted by numerous factors. Management believes that an attempt to identify and quantity specific reasons for the results of promotional spending, beyond their affect on the company’s financial results, would be speculative.
* * *
As requested by the Staff, we acknowledge:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Mark Shannon
U.S. Securities and Exchange Commission
January 19, 2011
•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, CAMPBELL SOUP COMPANY
By:	/s/ B. Craig Owens
B. Craig Owens
Senior Vice President — Chief Financial Officer and Chief Administrative Officer

cc:	Douglas R. Conant Ellen O. Kaden Anthony P. DiSilvestro Michael Fay — Securities and Exchange Commission